Filed pursuant to Rule 424(b)(3)
File No. 333-178823

UNITED STATES GASOLINE FUND, LP

Supplement dated February 6, 2012

to

Prospectus dated January 19, 2012

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Gasoline Fund, LP dated January 19, 2012. Please read it and keep it with your Prospectus for future reference.

Cover Page

The fourth and fifth sentences of the first paragraph are amended as follows:

Through May 1, 2012, authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets. Beginning on May 2, 2012 and after, authorized purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets.

Breakeven Analysis (page 7)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Through May 1, 2012, Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/100,000).

The Offering – Creation and Redemption (page 8)

The Creation and Redemption provision under the heading “The Offering” is deleted and replaced with the following:

Through May 1, 2012, Authorized Purchasers pay a $350 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. Authorized Purchasers are not required to sell any specific number or dollar amount of units. The per unit price of units offered in Creation Baskets on any particular day is the total NAV of UGA calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units. The General Partner shall notify the Depository Trust Company (“DTC”) of any change in the transaction fee and will not implement any increase in the fee for Creation or Redemption Baskets until 30 days after the date of notice.

What is UGA’s Investment Strategy? (page 45)

The second sentence of the second paragraph of “What is UGA’s Investment Strategy?” is deleted and replaced with the following:

In that case, UGA would receive $5,000,000 for the Creation Basket ($50.00 NAV per unit, times 100,000 units, and ignoring the Creation Basket fee of $350).

Marketing Agent and Authorized Purchasers (page 60)

The first paragraph of the “Marketing Agent and Authorized Purchasers” is replaced with the following:

The offering of UGA’s units is a best efforts offering. UGA continuously offers Creation Baskets consisting of 100,000 units through the Marketing Agent, to Authorized Purchasers. Through May 1, 2012, all Authorized

Purchasers pay a $350 fee for each order to create one or more Creation Baskets. Beginning May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The Marketing Agent receives, for its services as marketing agent to UGA, a marketing fee of 0.06% on UGA’s assets up to the first $3 billion and 0.04% on UGA’s assets in excess of $3 billion, provided, however, that in no event may the aggregate compensation paid to the Marketing Agent and any affiliate of the General Partner for distribution-related services in connection with this offering of units exceed ten percent (10%) of the gross proceeds of this offering.

Creation and Redemption of Units (page 62)

The second paragraph under the heading “Creation and Redemption of Units” is deleted and replaced with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the General Partner. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by UGA, without the consent of any limited partner or unitholder or Authorized Purchaser. Through May 1, 2012, Authorized Purchasers pay a transaction fee of $350 to UGA for each order they place to create or redeem one or more baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 to UGA for each order they place to create or redeem one ore more baskets. Authorized Purchasers who make deposits with UGA in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either UGA or the General Partner, and no such person will have any obligation or responsibility to the General Partner or UGA to effect any sale or resale of units.

Creation and Redemption Transaction Fee (page 66)

The “Creation and Redemption Transaction Fee” section is deleted and replaced with the following:

Creation and Redemption Transaction Fee

To compensate UGA for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to UGA. Through May 1, 2012, the transaction fee is $350 per order to create or redeem baskets, regardless of the number of baskets in such order. Beginning May 2, 2012 and after, the transaction fee is $1,000. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the General Partner. The General Partner shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.